Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

September 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated September 15, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: September 25, 2015	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – September 25, 2015

Aegon acquires Mercer’s US defined contribution record-keeping business

Deal strengthens Transamerica’s retirement platform and adds USD 71 billion in assets under administration

Aegon, through an affiliate of its Transamerica unit, has reached an agreement with Mercer HR Services, LLC to acquire Mercer’s US defined contribution administration book of business. Upon completion of the acquisition, the defined contribution business will transition to Transamerica Retirement Solutions, which will become a top ten defined contribution record-keeper based on plan participants and assets. Mercer is widely recognized for its best-in-class solutions in the large corporate benefits administration market. As such, the transaction complements Transamerica’s current retirement services offering, which has experienced success and growth in the large and mega markets with a primary focus in the not-for-profit segment.

“This agreement with Mercer further strengthens Transamerica’s leading position in the US retirement sector, with the know-how and broad capability to serve every retirement plan market segment,” said Mark Mullin, a member of Aegon’s Management Board and President & CEO of Transamerica. “This latest strategic development supports our aim to further grow and diversify our customer base, while continuing to expand our offering of fee-based retirement solutions.”

As a result of the acquisition, the number of retirement plan participants serviced by Transamerica will increase by 917,000 to approximately 5 million. Assets under administration (AUA) will increase by USD 71 billion to approximately USD 216 billion*. In addition, Transamerica will become the preferred defined contribution record-keeping provider for Mercer’s total benefit outsourcing and total retirement outsourcing clients going forward. The added scale in participants and AUA, coupled with new business opportunities and additional expertise in the large and mega corporate market segment, collectively demonstrate the strategic fit of this acquisition for Transamerica.

Additionally, this transaction provides Transamerica the opportunity to further serve the growing market for seamless Individual Retirement Account roll-over products and retirement counselling services.

The transaction is expected to close in the fourth quarter of 2015, subject to regulatory approval, and is not expected to have a material positive effect on Aegon’s earnings in 2016.

*	as of August 31, 2015

About Aegon

Aegon’s roots go back more than 150 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management, with some 28,000 employees. Aegon’s purpose is to help people take responsibility for their financial future. Per June 30, 2015, Aegon managed EUR 645 billion in revenue generating investments. www.aegon.com

Aegon Media Relations	Aegon Investor Relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

About Transamerica

Transamerica is a member of the Aegon group of companies. With a history that dates back over 100 years, the Transamerica companies are recognized as leading providers of life insurance, savings and retirement and investment solutions, serving millions of customers throughout the United States. Transamerica works to Transform Tomorrow® for those who entrust its dedicated professionals with their financial needs, helping them take the necessary steps to achieve their long-term goals and aspirations. Transamerica’s 10,000 employees serve nearly every customer segment, providing a broad range of quality life insurance and savings products, individual and group pension plans, as well as asset management services. Transamerica’s corporate headquarters are based in Baltimore, Maryland. www.transamerica.com

Transamerica Media Relations
Gregory W. Tucker
+1443 475 3017
Media.Relations@transamerica.com

DISCLAIMERS

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.